[Letterhead of Fiat S.p.A.]

August 4, 2005

Ms. Cecilia Blye

Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 05-07

Washington, D.C. 20549

Re:	Fiat S.p.A.
Annual Report on Form 20-F, filed June 30, 2004 File No. 1-10108

Dear Ms. Blye:

We refer to your letter setting forth a comment from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) concerning the annual report on Form 20-F for the fiscal year ended December 31, 2003 (the “2003 20-F”) of Fiat S.p.A. (“Fiat” or the “Company”).

This letter, which we are providing on a supplemental basis, sets forth Fiat’s response to the Staff’s comment. For ease of reference, we have repeated the Staff’s comment in italicized text prior to our response.

Comment

We note the disclosure on p. B-12 of Exhibit 8.1 that the Company has an Iranian subsidiary (Iran Magirus-Deutz), and the disclosure on p. B-17 that the Company has an interest in a Libyan company (Trucks & Bus Company). In light of the fact that these countries are identified by the U.S. State Department as states sponsor of terrorism, and Iran is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please advise us of the materiality to the Company of its interests in these companies, and give us your view as to whether those interests constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision.

Response to Comment

As described in more detail below, the Company does not believe that its interest in Iran Magirus-Deutz, its other minor activities in Iran or its interest in Trucks & Bus Company (“TBC”), either individually or in the aggregate, are material to the Company, constitute a material investment risk for its security holders, or create a material reputational risk for the Company, notwithstanding the fact that both Iran and Libya are still included on the U.S. State Department’s list of State Sponsors of Terrorism.

Securities and Exchange Commission, p. 2

We note that these and other immaterial subsidiaries and associated companies have been removed from the list of subsidiaries contained in Exhibit 8.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2004, as filed with the SEC on June 30, 2005, and amended on July 7, 2005, as permitted by the instructions as to exhibits in Form 20-F.

Materiality standard

In a May 8, 2001, letter from then-Acting SEC Chairman Laura Unger to Congressman Frank Wolf, dealing with this issue, Unger noted that “the Supreme Court has held [in TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976)] that information is material if a reasonable investor would be substantially likely to consider that information significant in making an investment decision.” In addition, a memorandum from David Martin, Director of the SEC’s Division of Corporation Finance, informing Acting Chairman Unger’s letter and also dated May 8, 2001, states that, “[i]n assessing materiality, the SEC staff takes the view that the reasonable investor generally focuses on matters that have affected, or will affect, a company’s profitability and financial outlook” and that “[i]f it is reasonably likely that U.S. governmental sanctions will be imposed on the company as a result of its operations in a particular country, this risk would need to be disclosed if the sanctions were likely to have a material impact on the company.”

Iran

The Company’s current interests and activities in Iran comprise:

•

all of the capital stock of Iran Magirus-Deutz (“IMD”), a dormant Iranian company that has had no operations or activities since the Iranian Revolution in 1979. The value of the Company’s interest in this dormant company, which is held through a subsidiary, and had been accounted for in the Company’s consolidated balance sheet at cost, was completely written off in 2001. The interest in IMD therefore currently has no impact on the Company’s financial results or operations.

•

an interest of less than one percent (0.22%) in another Iranian company, Iran Khodro Axle Manufacturing Co. (“Ikamco”), which Fiat also holds through a subsidiary. The current value of this interest in the Company’s consolidated balance sheet is only €11,000 (representing a de minimis fraction of the Company’s total assets, which stood at €64.2 billion at June 30, 2005). Ikamco is the successor of Khodrowsazan, in which Fiat had a 25% interest until 1979, when Khodrowsazan was nationalized following the Iranian Revolution. In 2000, in full settlement of its claims arising from this forced nationalization, the Company received a 0.22% interest in Ikamco, which was initially accounted for at a value of €1,000. That value was also written off in full in 2001. However, in 2002, the Iranian authorities caused Ikamco to effect a share capital increase, in

Securities and Exchange Commission, p. 3

which the Company was invited to subscribe for new shares on pro rata basis (proportional to its 0.22% interest) through the use of dividends that had accrued but which were not repatriable by the Company under Iranian law. As a result, the Company formally renounced the possibility of repatriating the accrued dividends and participated in the capital increase, following which its interest in Ikamco remained at 0.22% (with the €11,000 value currently reflected in Fiat’s consolidated balance sheet reflecting the increased number of shares held). The interest in Ikamco therefore has a negligible impact (if any) on the Company’s financial results and operations.
•

On July 30, 2004, the Company entered into a cooperation agreement with an Iranian corporation, PIDF Co., to manufacture and distribute certain Fiat-branded cars in Iran. The Company expects production and distribution under the agreement to commence in November 2005 and in 2006, respectively. The agreement is essentially a licensing agreement, , and the Company is not expected to make any related investments. The agreement with PIDF Co. did not have any impact on the Company’s financial results for 2003 or 2004, and Fiat does not expect it to materially impact its financial results in 2005: The Company expects to receive approximately €6.75 million in revenues as a result of this agreement during 2005 (of which approximately €3.7 million have already been received); this amount represents less than 0.03% of the Company’s consolidated revenues of €22.8 billion in the first six months of 2005 alone.

The Company does not believe that a reasonable investor would consider these interests and activities to be a material investment risk, either from an economic, financial or reputational point of view, given their extremely limited extent and nature. Aside from the immaterial value of these interests and the minimal extent and nature of these activities, the Company is not a U.S. person, is not involved in the petroleum sector in Iran and does not import any goods or services from its Iranian operations into the U.S. or export any goods, technologies or services from the U.S. to Iran. Therefore, there are no U.S. sanctions to which the Company would be subject as a result of its very limited Iranian interests and activities. Notwithstanding the fact that Iran is still included on the U.S. State Department’s list of State Sponsors of Terrorism, the Company considers it unlikely that these extremely limited interests and activities in Iran are reasonably likely to lead to any perception on the part of customers, investors, employees, creditors or the public that would materially affect the Company’s business, financial results or its reputation.

Libya

In Libya, the Company currently owns a stake of approximately 25% in the associated company TBC, which manufactures commercial vehicles. In 2003, the latest year for which financial statements of TBC are currently available, TBC recorded total

Securities and Exchange Commission, p. 4

sales of 66.1 million Libyan dinars, or approximately €40.7 million at current exchange rates, and a net loss of approximately 11.8 million Libyan dinars, or approximately €7.3 million at current exchange rates.1 The Company’s interest in TBC is accounted for in the Company’s consolidated balance sheet at its cost of €9 million, or less than 0.02% of the Company’s total assets at December 31, 2004. Furthermore, we note that U.S. persons are not generally restricted from engaging in dealings with or in Libya, even though Libya is still included on the U.S. State Department’s list of State Sponsors of Terrorism. As a result, the Company does not believe that a reasonable investor would consider its interest in TBC to be a material investment risk, either from an economic, financial or reputational point of view.

* * *

We hope that our response adequately addresses the Staff’s comment. If you have questions on this letter or need further assistance, please do not hesitate to call me at +39-011-[0062-393] [or our U.S. securities law counsel, Michael J. Volkovitsch of Cleary Gottlieb, at +39-02-7260-8210].

Very truly yours,

/s/ Roberto Russo

Roberto Russo

Senior Counsel

cc:   Mr. Jack Guggenheim, Securities and Exchange Commission

Sergio Marchionne, Fiat S.p.A.

Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP

_________________________

1 Twenty-five percent of these revenues and losses equals €10.175 million and €1.825 million, respectively – approximately 0.02% and 0.1%, respectively, of the Company’s total consolidated revenues of €47.3 billion and consolidated net loss after minority interest of €1.9 billion in 2003.